SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------
                               SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                  MID-WISCONSIN FINANCIAL SERVICES, INC.
                              (Name of Issuer)

                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                    (Name of Person(s) Filing Statement)

                        COMMON STOCK, $.10 PAR VALUE
                       (Title of Class of Securities)

                                 59560R108
                   (Cusip Number of Class of Securities)

                               GENE C. KNOLL
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                            132 WEST STATE STREET
                              MEDFORD, WI 54551
     (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on behalf of the Person(s) Filing
            Statement)

                               Copies to:
                         ARNOLD J. KIBURZ III
               RUDER, WARE & MICHLER, A LIMITED LIABILITY S.C.
                        500 THIRD STREET, SUITE 700
                               P.O. BOX 8050
                             WAUSAU, WI 54402

                            DECEMBER 14, 1998
              (Date Tender Offer First Published, Sent or
                        Given to Security Holders)

                       CALCULATION OF FILING FEE*

  Transaction Valuation:  $2,558,738.00   Amount of Filing Fee:  $512.00

          * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 93,045 shares of common stock at the tender offer price per share of $27.50.

      <square>  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation (the "Company"), to purchase up to 93,045 shares of its common stock, $.10 par value (the "Shares"), at a price, net to the seller in cash, without interest thereon, of $27.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 14, 1998 (the "Offer to Purchase") and the related Transmittal Form (which documents are collectively referred to herein as the "Offer"). The Offer to Purchase and Transmittal Form are filed as exhibits (a)(1) and (2), respectively to this Statement.

     All references in this Statement to numerically designated "Sections" refer to the numerically designated sections set forth under "The Offer" in the Offer to Purchase.

 ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Mid-Wisconsin Financial Services, Inc. and the address of its principal executive offices is 132 West State Street, Medford, Wisconsin 54551.

     (b) As of December 14, 1998, the Company had issued and outstanding 1,860,893 Shares. The information set forth in "Section 1. Number of Shares; Proration" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     (c) The information set forth in "Section 7. Price Range of Shares; Dividends" is incorporated herein by reference.

     (d)  Not applicable, this Statement is being filed by the Issuer.

 ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Section 8. Source and Amount of Funds" is incorporated herein by reference.

     (b) Not applicable, no funds are expected to be borrowed in connection with the Offer.

 ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 10. Interests of
 Directors and Officers; Transactions and Arrangements Concerning Shares," and "Section 11. Effects of the Offer on the Market for Shares;
 Registration under the Exchange Act" is incorporated herein by reference.

 ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

 ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

 ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 15. Fees and Expenses" is incorporated herein by reference.

 ITEM 7.    FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 9. Certain Financial Information Concerning the Company" is incorporated herein by reference and the information set forth on (i) pages 31 through 59 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed as Exhibit (g)(1) hereto, and (ii) pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed as Exhibit (g)(2), is, in each case, incorporated herein by reference.

 ITEM 8.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (c) The information set forth in "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase and Transmittal Form, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  (1)  Form of Offer to Purchase dated December 14, 1998.
          (2) Form of Transmittal Form (including Certification of Taxpayer Identification Number on Substitute Form W-9).
          (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (4)  Form of Letter to Customers for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
          (5)  Form of Press Release issued by the Company dated December
               14, 1998.
          (6) Form of Letter to Shareholders of the Company dated December 14, 1998, from Gene C. Knoll, President and Chief Executive Officer.
          (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b)  Not applicable.
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable.
     (f)  Not applicable.
     (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended December 31, 1996 and December 31, 1997 (incorporated by reference to pages 31 through 59 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
          (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended September 30, 1997 and September 30, 1998 (incorporated by reference to pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
               1998).


                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Mid-Wisconsin Financial Services, Inc.

 December 14, 1998                 By: GENE C. KNOLL
                                       Gene C. Knoll
                                       President and Chief Executive
                                       Officer

                             EXHIBIT INDEX
                                  TO
                            SCHEDULE 13E-4
                        DATED DECEMBER 14, 1998
                                  OF
                MID-WISCONSIN FINANCIAL SERVICES, INC.
             Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. <section>232.102(d))

     (a)  (1)  Form of Offer to Purchase dated December 14, 1998.
          (2) Form of Transmittal Form (including Certification of Taxpayer Identification Number on Substitute Form W-9).
          (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (4)  Form of Letter to Customers for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
          (5)  Form of Press Release issued by the Company dated December
               14, 1998.
          (6) Form of Letter to Shareholders of the Company dated December 14, 1998, from Gene C. Knoll, President and
               Chief Executive Officer.
          (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (b)  Not applicable.
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable.
     (f)  Not applicable.
     (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended December 31, 1996 and December 31, 1997 (incorporated by reference to pages 31 through 59 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
          (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended September 30, 1997 and September 30, 1998 (incorporated by reference to pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
               1998).

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